Northeast Investors Trust

125 High Street – Suite 1802

Boston, MA 02110

Phone 800-225-6704 Fax 617-742-5666

March 19, 2019

Chad Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, D.C. 20549

RE: Northeast Investors Trust (the “Trust”)

Dear Mr. Eskildsen:

This letter is in response to matters discussed during our telephone conversation on March 14, 2019 regarding disclosure items identified by the staff of the Securities and Exchange Commission (the “Staff”) following a review of the Trust’s September 30, 2018 annual report filed on Form N-CSR.

Item 1: The Staff commented that the return figures in the Trust’s September 30, 2018 Management Discussion of Fund Performance (“MDFP”) only covered the second half of the fiscal year.

The Trust will ensure that the MDFP included in its annual report filings will include performance figures and associated performance narrative for the full fiscal year rather than just the most recent six month returns.

Item 2: The Staff noted that according to Reg. S-X 6-07.1, that PIK income is to be stated separately in the Statement of Operations if such income exceeds five percent of the total income. In addition, the description for securities that pay PIK income should properly reflect this form of payment.

The Trust will ensure that PIK income in the Statement of Operations will be separately reflected if such amount exceeds five percent of the total income. The Trust will also update specific security descriptions on the Schedule of Investments if such securities pay PIK income.

Item 3: The Staff noted that the Trust’s December 7, 2018 Form N-CSR filing was submitted using the old format of the Form and not the newly revised December 2018 format.

Although the timing of the Trust’s filing of Form N-CSR coincided with the new release of the Form, the Trust will ensure to utilize the most recent SEC Forms on future filings.

Item 4: The Staff noted that the Trust’s Fact Sheet displayed on its website disclosed the expense ratio exclusive of interest expense. The Staff noted this disclosure was acceptable but it must be accompanied by the Trust’s expense ratio including interest expense as reported in the financials.

The Trust will update its Fact Sheet to include the expense ratio inclusive of interest expense.

Please do not hesitate to contact me directly at 857-263-8111 should you have any additional comments or need any additional information.

Sincerely,

/s/ David Randall

Vice President

Chief Compliance Officer